Legal Cannabis Drinks Equity Crowdfunding Campaign Launched with Wefunder

Diesel Beverages announces it is raising capital to begin U.S. distribution of new line of innovative cannabis terpene-infused beverages.

NEWS PROVIDED BY
Diesel Beverages, LLC →
Feb 17, 2022, 10:07 ET

LOVELAND, Colo., Feb. 17, 2022 /PRNewswire/ -- Diesel Beverages, in partnership with Wefunder, has announced the launch of its first officially registered equity crowdfunding campaign. Diesel Beverages' line of Diesel Sparkling Water and Diesel Coffee is flavored only with strain-specific cannabis terpenes, making it the first true cannabis-derived terpene-infused beverages in the marketplace (derived from cannabis under 0.3% THC). The Wefunder campaign launched on Feb.1. Investment is open to the public and accepted at: https://wefunder.com/diesel.water

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DIESEL
WATER
CARBONATED WATER
LEMON ABACUS
DIESEL
CARBONATED
WATER
LEMON ABACUS

Awaken your taste buds with our revolutionary Diesel Sparkling Water, flavored ONLY with Botanical Terpenes, derived from our own Strain-Specific Cannabis (Hemp). Experience the naturally delicious benefits of Cannabis terpenes, without the high.

Marc Brannigan, co-founder and CEO says, "All THC cannabis beverages are prohibited from selling across state lines. CBD beverage sales are also hindered by their inability to distribute them in every state because of numerous state regulations. Strain-specific terpene-infused beverages with no THC or CBD, such as ours, can be sold in every state because they comply with all regulations."

Brannigan also points to the positive effects of terpenes on physical and mental wellbeing. "Based on recent published studies, terpenes have their own medicinal properties and directly contribute to the entourage effect. In fact, terpene profiles are the most valuable part of the cannabis plant and are responsible for the taste, smell, and effect of the plant."

Diesel is raising capital to begin distribution in Colorado, Florida and Illinois. The proceeds will be used to complete additional production runs of their first four flavors: Lemon Abacus, Cherry Abacus, Abacus Diesel, and the soon to be released Pinot C. Says Brannigan, "We are raising money through a crowdfunding campaign because we want as many people as possible to be part of our revolutionary cannabis beverages."

Natalie Mondine, co-founder and COO, added, "We are offering a rare opportunity to be involved in this unique, ground-breaking product line. Our beverages are going to propel cannabis into a more accessible and mainstream space. Everyone will have access to and will be able to enjoy the proven benefits of cannabis terpenes. No red tape. No negative connotations. Diesel is a way to enjoy strain specific cannabis without the high. This is not another CBD drink, nor is it another artificially flavored beverage. This is a revolutionary, functional, no artificial flavor beverage, and we couldn't be more excited to share this opportunity with the world."

Diesel Beverages is launching its crowdfunding campaign as cannabis industry trends show unprecedented growth potential. The company's flagship flavors, Abacus Diesel, Cherry Abacus, and Lemon Abacus, already have brand recognition established by the popularity of their Diesel Hemp strains.

For important information on the equity crowdfunding terms, opportunity, and risks, please go to: https://wefunder.com/dieselwater

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

SOURCE Diesel Beverages, LLC

Diesel is raising capital to begin distribution in Colorado, Florida and Illinois. The proceeds will be used to complete additional production runs of their first four flavors: Lemon Abacus, Cherry Abacus, Abacus Diesel, and the soon to be released Pinot C. Says Brannigan, "We are raising money through a crowdfunding campaign because we want as many people as possible to be part of our revolutionary cannabis beverages."

Natalie Mondine, co-founder and COO, added, "We are offering a rare opportunity to be involved in this unique, ground-breaking product line. Our beverages are going to propel cannabis into a more accessible and mainstream space. Everyone will have access to and will be able to enjoy the proven benefits of cannabis terpenes. No red tape. No negative connotations. Diesel is a way to enjoy strain specific cannabis without the high. This is not another CBD drink, nor is it another artificially flavored beverage. This is a revolutionary, functional, no artificial flavor beverage, and we couldn't be more excited to share this opportunity with the world."

Diesel Beverages is launching its crowdfunding campaign as cannabis industry trends show unprecedented growth potential. The company's flagship flavors, Abacus Diesel, Cherry Abacus, and Lemon Abacus, already have brand recognition established by the popularity of their Diesel Hemp strains.

For important information on the equity crowdfunding terms, opportunity, and risks, please go to: https://wefunder.com/dieselwater

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

SOURCE Diesel Beverages, LLC

Diesel is raising capital to begin distribution in Colorado, Florida and Illinois. The proceeds will be used to complete additional production runs of their first four flavors: Lemon Abacus, Cherry Abacus, Abacus Diesel, and the soon to be released Pinot C. Says Brannigan, "We are raising money through a crowdfunding campaign because we want as many people as possible to be part of our revolutionary cannabis beverages."

Natalie Mondine, co-founder and COO, added, "We are offering a rare opportunity to be involved in this unique, ground-breaking product line. Our beverages are going to propel cannabis into a more accessible and mainstream space. Everyone will have access to and will be able to enjoy the proven benefits of cannabis terpenes. No red tape. No negative connotations. Diesel is a way to enjoy strain specific cannabis without the high. This is not another CBD drink, nor is it another artificially flavored beverage. This is a revolutionary, functional, no artificial flavor beverage, and we couldn't be more excited to share this opportunity with the world."

Diesel Beverages is launching its crowdfunding campaign as cannabis industry trends show unprecedented growth potential. The company's flagship flavors, Abacus Diesel, Cherry Abacus, and Lemon Abacus, already have brand recognition established by the popularity of their Diesel Hemp strains.

For important information on the equity crowdfunding terms, opportunity, and risks, please go to: https://wefunder.com/dieselwater

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

SOURCE Diesel Beverages, LLC

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